Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

CHOICEPOINT INC.,

REED ELSEVIER GROUP PLC

and

DEUCE ACQUISITION INC.

Dated as of February 20, 2008

TABLE OF CONTENTS

		Page
	ARTICLE I

	The Merger; Closing; Effective Time

1.1.	The Merger	1

1.2.	Closing	1

1.3.	Effective Time	2

	ARTICLE II

	Articles of Incorporation and By-Laws of the Surviving Corporation

2.1.	The Articles of Incorporation	2

2.2.	The By-Laws	2

	ARTICLE III

	Directors and Officers of the Surviving Corporation

3.1.	Directors	2

3.2.	Officers	2

	ARTICLE IV

	Effect of the Merger on Capital Stock; Exchange of Certificates

4.1.	Effect on Capital Stock	3

4.2.	Exchange of Certificates.	3

4.3.	Treatment of Stock Plans.	6

4.4.	Adjustments to Prevent Dilution	8

-i-

	ARTICLE V

	Representations and Warranties

5.1.	Representations and Warranties of the Company	8

5.2.	Representations and Warranties of Parent and Merger Sub	27

	ARTICLE VI

	Covenants

6.1.	Interim Operations.	29

6.2.	Acquisition Proposals.	33

6.3.	Proxy Filing; Information Supplied	36

6.4.	Shareholders Meeting	36

6.5.	Cooperation; Information	37

6.6.	Government Filings and Other Matters	38

6.7.	Access and Reports	40

6.8.	Stock Exchange De-listing; Deregistration	40

6.9.	Publicity	41

6.10.	Employee Benefits	41

6.11.	Expenses	42

6.12.	Indemnification; Directors’ and Officers’ Insurance	42

6.13.	Takeover Statutes	44

	ARTICLE VII

	Conditions

7.1.	Conditions to Each Party’s Obligation to Effect the Merger	45

7.2.	Conditions to Obligations of Parent and Merger Sub	45

-ii-

7.3.	Conditions to Obligation of the Company	46

	ARTICLE VIII

	Termination

8.1.	Termination by Mutual Consent	47

8.2.	Termination by Either Parent or the Company	47

8.3.	Termination by the Company	47

8.4.	Termination by Parent	48

8.5.	Effect of Termination and Abandonment	48

	ARTICLE IX

	Miscellaneous and General

9.1.	Survival	50

9.2.	Modification or Amendment	50

9.3.	Waiver of Conditions	50

9.4.	Counterparts	50

9.5.	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	51

9.6.	Notices	52

9.7.	Entire Agreement	53

9.8.	No Third Party Beneficiaries	53

9.9.	Obligations of Parent and of the Company	54

9.10.	Definitions	54

9.11.	Severability	54

9.12.	Interpretation; Construction	54

-iii-

9.13.	Assignment	55

Annex A	Defined Terms	A-1

Annex B	Articles of Incorporation of the Surviving Corporation	B-1

Annex C	By-Laws of the Surviving Corporation	C-1

-iv-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (hereinafter called this “Agreement”), dated as of February 20, 2008, by and among ChoicePoint Inc., a Georgia corporation (the “Company”), Reed Elsevier Group plc, a public limited company incorporated in England and Wales (“Parent”), and Deuce Acquisition Inc., a Georgia corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub,” the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations”).

RECITALS

WHEREAS, the boards of directors of Parent, Reed Elsevier PLC and Reed Elsevier NV have approved, and the boards of directors of Merger Sub and the Company have adopted, this Agreement providing for the merger of Merger Sub with and into the Company (the “Merger”); and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time (as defined in Section 1.3), Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in Section 14-2-1106 of the Georgia Business Corporation Code (the “GBCC”).

1.2. Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004, at 9:00 A.M. (Eastern Time) on the fourth business day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement. For purposes of this Agreement, the term “business day” shall mean any day ending at 11:59 P.M. (Eastern Time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in New York, New York or London, England.

1.3. Effective Time. As soon as practicable following the Closing, the Company and Parent will cause a Certificate of Merger (the “Certificate of Merger”) to be completed, executed, acknowledged and filed with the Secretary of State of the State of Georgia as provided in Section 14-2-1105(b) and Section 14-2-1105.1 of the GBCC. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Georgia or at such later time as may be agreed by the parties in writing and specified in the Certificate of Merger (the “Effective Time”).

ARTICLE II

Articles of Incorporation and By-Laws of the Surviving Corporation

2.1. The Articles of Incorporation. The articles of incorporation set forth in Annex B shall be the articles of incorporation of the Surviving Corporation (the “Charter”), until duly amended as provided therein or by applicable Laws (as defined in Section 5.1(i)).

2.2. The By-Laws. The by-laws set forth in Annex C shall be the by-laws of the Surviving Corporation (the “By-Laws”), until duly amended as provided therein or by applicable Laws.

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1. Directors. The parties hereto shall take all actions necessary so that the board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

3.2. Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.

ARTICLE IV

Effect of the Merger on Capital Stock; Exchange of Certificates

4.1. Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company:

(a) Merger Consideration. Each share of the common stock, par value $0.10 per share, of the Company (a “Share” or, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly owned subsidiary of Parent, Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, and in each case not held on behalf of third parties (which, for purposes of clarity, shall include any such Shares held in the Executive Benefit Trust and the Employee Stock Benefit Trust, which Shares shall be converted into the right to receive the Per Share Merger Consideration (as defined below)), and (ii) Shares that are owned by shareholders who are entitled to dissent from the Merger and demand payment for such Shares and who properly exercise and do not waive, withdraw or otherwise lose such right pursuant to Article 13 of the GBCC (“Dissenting Shareholders”, and each of the Shares in (i) and (ii), an “Excluded Share” and collectively, “Excluded Shares”) shall be converted into the right to receive $50.00 per Share in cash (the “Per Share Merger Consideration”). At the Effective Time, all of the Shares shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest.

(b) Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the holder of the Excluded Share, cease to be outstanding, be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder thereof may have under Section 4.2(f).

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.10 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.10 per share, of the Surviving Corporation.

4.2. Exchange of Certificates.

(a) Paying Agent. At the Effective Time, Parent shall deposit, or shall cause to be deposited, with a paying agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Paying Agent”), for the benefit of the holders of Shares, a cash amount in immediately available funds necessary for the Paying Agent to make payments under Section 4.1(a) (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing. Any interest and other income resulting from any such investments shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to Parent.

(b) Exchange Procedures. Promptly after the Effective Time (and in any event within five business days following the Effective Time), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 4.2(e)) in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required tax withholdings as provided in Section 4.2(g)) equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 4.2(e)) multiplied by (y) the Per Share Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of the Certificate is entitled pursuant to this Article IV.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for 180 calendar days after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required tax withholdings as provided in Section 4.2(g)) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined in Section 5.1(d)(i)) or other entity of any kind or nature.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount and upon such terms as may be required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will issue a check in the amount (after giving effect to any required tax withholdings as provided in Section 4.2(g)) equal to the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Per Share Merger Consideration.

(f) Dissenters’ Rights. No Person who has exercised dissenters’ rights pursuant to Article 13 of the GBCC shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively waived, withdrawn or lost such Person’s right to dissent under the GBCC. Each Dissenting Shareholder shall be entitled to receive only the payment provided by Article 13 of the GBCC with respect to Shares owned by such Dissenting Shareholder. The Company shall give Parent (i) prompt notice of any written demands for payment, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to shareholders’ dissenters’ rights and (ii) the opportunity to direct all negotiations and proceedings with respect to demand for payment under the GBCC. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for payment, offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g) Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it reasonably determines in good faith it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any other applicable state, local or foreign Tax (as defined in Section 5.1(n)) Law. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by Parent, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) to the extent so remitted, shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Paying Agent, as the case may be.

4.3. Treatment of Stock Plans.

(a) Treatment of Options. At the Effective Time each outstanding option to purchase Shares (a “Company Option”) under the Stock Plans (as defined in Section 5.1(b)(i)), to the extent unvested shall vest in full upon the Effective Time (in accordance with the terms of the Stock Plans as amended immediately prior to the date hereof in accordance with Section 6.10(c)), and each Company Option shall be cancelled and shall only entitle the holder of such Company Option to receive, as soon as reasonably practicable after the Effective Time, but in any event within five business days thereafter, an amount in cash equal to the product of (x) the total number of Shares subject to the Company Option times (y) the excess, if any, of the Per Share Merger Consideration over the exercise price per Share under such Company Option, less applicable Taxes required to be withheld with respect to such payment.

(b) Company Restricted Shares. Each Share granted subject to vesting or other lapse restrictions pursuant to any of the Company’s Stock Plans (each, a “Company Restricted Share”) which is outstanding immediately prior to the Effective Time shall vest in full and become free of such restrictions as of the Effective Time (in accordance with the terms of the Stock Plans as amended immediately prior to the date hereof in accordance with Section 6.10(c)) and, at the Effective Time, the holder thereof shall be entitled to receive the Per Share Merger Consideration with respect to each such Company Restricted Share in accordance with Section 4.1, less applicable Taxes required to be withheld with respect to such payment.

(c) Company Units. At the Effective Time, each outstanding Share Equivalent Unit (each a “Company Unit”) under the Stock Plans, to the extent then unvested, shall vest in full upon the Effective Time (in accordance with the terms of the Stock Plans as amended immediately prior to the date hereof in accordance with Section 6.10(c)), and each Company Unit shall be converted into an obligation to pay the holder thereof an amount in cash equal to the product of (x) the total number of Shares subject to such Company Unit immediately prior to the Effective Time times (y) the Per Share Merger Consideration. Such obligation shall be payable in accordance with and at the time set forth under the terms of the agreement, plan or arrangement relating to such Company Unit (or, if earlier, on the death of the holder thereof) and, prior to the time of payment, such unpaid amounts shall be credited with interest at the applicable federal rate at the Closing provided for in Section 1274(d) of the Code compounded semiannually, and such payments when paid will be subject to withholding of applicable Taxes required to be withheld.

(d) Company Deferred Shares. At the Effective Time, each outstanding deferred Share (each, a “Deferred Share”) under the Stock Plans shall vest in full upon the Effective Time and be converted into an obligation to pay an amount in cash equal to the product of (x) the total number of Shares subject to such Deferred Share immediately prior to the Effective Time times (y) the Per Share Merger Consideration. Such obligation shall be payable in full (without exercise of discretionary proration) on the later of (i) the Effective Time and (ii) the first business day following January 1, 2009 (or, if earlier, on the death of the holder thereof) and, prior to the time of payment, such unpaid amounts shall be credited with interest at the applicable federal rate at the Closing provided for in Section 1274(d) of the Code compounded semiannually, and such payments when paid will be subject to withholding of applicable Taxes required to be withheld.

(e) Company Awards. At the Effective Time, each right of any kind, contingent or accrued, to acquire or receive Shares or benefits measured by the value of Shares, and each award of any kind consisting of Shares that may be held, awarded, outstanding, payable or reserved for issuance under the Stock Plans and any other Company Benefit Plans, other than Company Options, Company Units, Company Restricted Shares and Deferred Shares (collectively, the “Company Awards”), shall be converted into an obligation to pay, at the time specified in the applicable plan, agreement or arrangement, an amount in cash equal to (x) the number of Shares subject to such Company Award immediately prior to the Effective Time times (y) the Per Share Merger Consideration (or, if the Company Award provides for payments to the extent the value of the Shares exceed a specified reference price, the amount, if any, by which the Per Share Merger Consideration exceeds such reference price). Such obligation shall be payable or distributable in accordance with the terms of the agreement, plan or arrangement relating to such Company Awards (or, if earlier, on the death of the holder thereof) and, prior to the time of distribution, such amounts shall be permitted to be deemed invested in an investment option under the applicable plan, and when paid will be subject to withholding of applicable Taxes required to be withheld.

(f) Corporate Actions. At or prior to the Effective Time, the Company, the board of directors of the Company and the compensation committee of the board of directors of the Company, as applicable, shall adopt resolutions or take action by written consent in lieu of a meeting, and use reasonable best efforts to effectuate the provisions of Section 4.3(a), Section 4.3(b), Section 4.3(c), Section 4.3(d) and Section 4.3(e). The Company shall use reasonable best efforts to ensure that after the Effective Time neither Parent nor the Surviving Corporation will be required to deliver Shares or other capital stock of the Company to any Person pursuant to or in settlement of Company Options, Company Restricted Shares, Company Units, Deferred Shares or Company Awards or otherwise.

4.4. Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares, or securities convertible or exchangeable into or exercisable for Shares, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted.

ARTICLE V

Representations and Warranties

5.1. Representations and Warranties of the Company. Except as set forth in the Company Reports filed with or furnished to the Securities and Exchange Commission (the “SEC”) prior to the date of this Agreement (excluding, in each case, any disclosures set forth in any risk factor section and in any section relating to forward looking statements) or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. The Company has made available to Parent complete and correct copies of the Company’s and its Subsidiaries’ articles of incorporation and by-laws or similar governing documents, each as amended to the date of this Agreement, and each as so made available is in full force and effect. Section 5.1(a) of the Company Disclosure Letter contains a correct and complete list of the Company’s Subsidiaries and each jurisdiction where the Company and its Subsidiaries are organized.

As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors, managers or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, (ii) “Significant Subsidiary” is as defined in Rule 1.02(w) of Regulation S-X promulgated pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and (iii) “Material Adverse Effect” with respect to the Company means a material adverse effect on the financial condition, properties, assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, in and of itself or themselves, shall constitute a Material Adverse Effect with respect to the Company:

(A) changes in the economy or financial markets generally in the United States or other countries in which the Company conducts material operations or changes that are the result of acts of war or terrorism;

(B) changes that are the result of factors generally affecting the authentication, background screening, credentialing and insurance services, and related data and analytics industries, and the insurance business process software industry;

(C) any loss of, or adverse change in, the relationship of the Company or any of its Subsidiaries with its customers, employees, privacy advocacy groups or suppliers caused by or directly relating to the pendency or the announcement of the transactions contemplated by this Agreement;

(D) changes in Laws or United States generally accepted accounting principles (“GAAP”) or rules and policies of the Public Company Accounting Oversight Board;

(E) any failure by the Company to meet any estimates of revenues or earnings for any period ending on or after the date of this Agreement and prior to the Closing, provided, that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect, circumstance or development underlying such failure has resulted in, or contributed to, a Material Adverse Effect; and

(F) any action or omission required pursuant to the terms of this Agreement or pursuant to the express written request of Parent;

provided, further, that, with respect to clauses (A), (B) and (D), such change, event, circumstance or development does not disproportionately adversely affect the Company and its Subsidiaries compared to other companies of similar size operating in the authentication, background screening, credentialing and insurance services, and related data and analytics industries, and the insurance business process software industry. For purposes of clarity, any Remedial Actions undertaken by Parent or the Company pursuant to Parent’s obligations in Section 6.5 shall not be counted towards any calculation of Material Adverse Effect.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 400,000,000 Shares, of which 67,859,898 Shares were outstanding as of the close of business on February 18, 2008, and 10,000,000 shares of preferred stock, of which no shares are outstanding. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. Other than 11,863,437 Shares reserved for issuance under the Company’s 1997 Omnibus Incentive Plan, 2003 Omnibus Incentive Plan, as amended, and 2006 Omnibus Incentive Plan, as amended, DBT Online Inc. Stock Option Plan and the Deferred Compensation Plan and Deferred Compensation Plan No. 2 (collectively, the “Stock Plans”) and Shares subject to issuance under the Stock Plans, the Company has no Shares reserved for or subject to issuance. Section 5.1(b)(i) of the Company Disclosure Letter contains a correct and complete list as of February 14, 2008 of options, phantom stock, restricted stock, deferred shares, share equivalent units and Stock-based performance units under the Stock Plans, including the holder to whom the applicable security was issued, date of grant, type of award, term, number of Shares and, where applicable, exercise price per Share. Each of the outstanding shares of capital stock or other securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”). Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of capital stock or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of the Company on any matter.

(ii) Section 5.1(b)(ii) of the Company Disclosure Letter sets forth (x) each of the Company’s Subsidiaries and the ownership interest of the Company in each such Subsidiary, as well as the ownership interest of any other

Person or Persons in each such Subsidiary and (y) the Company’s or its Subsidiaries’ capital stock, equity interest or other direct or indirect ownership interest in any other Person other than securities in a publicly traded company held for investment by the Company or any of its Subsidiaries and consisting of less than 1% of the outstanding capital stock of such company. The Company does not own, directly or indirectly, any voting interest in any Person that requires an additional filing by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).

(iii) Each Company Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Stock Plan pursuant to which it was issued, (B) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant as reported on the NYSE (as defined in Section 5.1(e)(ii)) and (C) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax Returns (as defined in Section 5.1(n)) and the Company Reports, respectively.

(c) Corporate Authority; Approval and Fairness.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger, subject only to approval of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a shareholders’ meeting duly called and held for such purpose (the “Company Requisite Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) The board of directors of the Company has (A) unanimously adopted this Agreement and approved the Merger and the other transactions contemplated by this Agreement and resolved to recommend the approval of this Agreement to the holders of Shares (the “Company Recommendation”), (B) received the opinions of its financial advisor, Goldman Sachs & Co., dated on or prior to the date of this Agreement, to the effect that, as of the date of such opinion, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Shares and (C) directed that this Agreement be submitted to the holders of Shares for their approval. The board of directors of the Company has taken all action so that neither Parent nor Merger Sub will be an “interested shareholder” or prohibited from entering into or consummating a “business combination” with the Company (in each case as such term is used in Article 11 of the GBCC) as a result of the execution of this Agreement or the consummation of the transactions in the manner contemplated hereby.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Other than the filings and/or notices pursuant to Section 1.3, under the Exchange Act and the HSR Act, and the approvals of the Governmental Entities listed in Section 5.1(d)(i) of the Company Disclosure Letter, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any Federal, state or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby, or in connection with the continuing operation of the business of the Company and its Subsidiaries following the Effective Time, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the articles of incorporation or by-laws of the Company or similar governing documents of any of its Subsidiaries, in each case as in effect, (B) with or without notice, lapse of time or both, a breach or violation of, a termination, cancellation or modification (or right of termination, cancellation or modification) or default under, the payment of additional fees, the creation or acceleration of any obligations under or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to any agreement, lease, license, contract, settlement, consent, note, mortgage, indenture, arrangement or other obligation not otherwise terminable by the other party thereto on 90 calendar days’ or less notice (each, a “Contract”) binding upon the Company or any of its Subsidiaries or, assuming compliance with the matters referred to in Section 5.1(d)(i), under any Law to which the Company or any of its Subsidiaries is subject, or (C) any change in the rights or obligations of any party under any Contract binding upon the Company or any of its Subsidiaries, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, default, creation, acceleration or change that is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) since December 31, 2005 (the “Applicable Date”) (the forms, statements, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date of this Agreement, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished complied in all material respects or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and any rules and regulations promulgated thereunder applicable to the Company Reports. As of their respective dates (or, if amended prior to the date of this Agreement, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date of this Agreement will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (the “NYSE”). Except as permitted by the Exchange Act, including Section 13(k)(2) and Section 13(k)(3) thereof or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither the Company nor any of its Affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of the Company or any of its Affiliates. For purposes of this Agreement, the term “Affiliate” when used with respect to any party shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act.

(iii) The Company maintains disclosure controls and procedures required by Rule 13a-15 or Rule 15d-15 under the Exchange Act. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or Rule 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. The Company has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company’s board of directors (A) any significant deficiencies in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and has identified for the Company’s auditors and audit committee of the Company’s board of directors any material weaknesses in internal control over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since the Applicable Date and (ii) any communication since the Applicable Date made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of the NYSE, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board. Since the Applicable Date, no material complaints from any source regarding accounting, internal accounting controls or auditing matters, and no concerns from Company employees regarding questionable accounting or auditing matters, have been received by the Company. The Company has made available to Parent a summary of all complaints or concerns relating to other matters made since the Applicable Date through the Company’s whistleblower hot line or equivalent system for receipt of employee concerns regarding possible violations of Law. No attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents to the Company’s chief legal officer, audit committee (or other committee designated for the purpose) of the board of directors or the board of directors pursuant to the rules adopted pursuant to Section 307 of the Sarbanes-Oxley Act or any policy of the Company contemplating such reporting, including in instances not required by those rules.

(iv) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents in all material respects, or, in the case of Company

Reports filed after the date of this Agreement, will fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and each of the consolidated statements of income, shareholders’ equity and cash flows included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents in all material respects, or in the case of Company Reports filed after the date of this Agreement, will fairly present in all material respects the results of operations, retained earnings (loss) and changes in financial position, as the case may be, for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments that will not be material in amount or effect), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(f) Absence of Certain Changes. Since December 31, 2006 through the date hereof, the Company and its Subsidiaries have conducted their respective businesses only in accordance with the ordinary course of such businesses consistent with past practices and there has not been:

(i) any change in the financial condition, properties, assets, liabilities, business or results of their operations or any circumstance, occurrence or development (including any adverse change with respect to any circumstance, occurrence or development existing on or prior to December 31, 2006) of which the Company has knowledge which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement;

(ii) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries (except for dividends or other distributions by any direct or indirect wholly owned Subsidiary to the Company or to any wholly owned Subsidiary of the Company), or any repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any outstanding shares of capital stock or other securities of the Company or any of its Subsidiaries;

(iii) any material change in any method of financial accounting or accounting practice by the Company or any of its Subsidiaries;

(iv) (A) any increase in the compensation or benefits payable or to become payable to its officers or employees (except for increases in the ordinary course of business and consistent with past practice or, in the case of employees who are not officers, off-cycle salary increases that are consistent with general salary increases of the Company) or (B) any establishment, adoption, entry into or amendment of any collective bargaining, bonus, profit sharing, equity, thrift, compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer or employee, except to the extent required by applicable Law; or

(v) any agreement to do any of the foregoing

As used in this Agreement, the term “knowledge” when used in the phrases “to the knowledge of the Company,” “of which the Company has knowledge,” or “the Company has no knowledge” or words of similar import shall mean the actual knowledge of the Persons listed in Section 5.1(f) of the Company Disclosure Letter.

(g) Litigation and Liabilities. There are no civil, criminal or administrative actions, suits, claims, oppositions, litigations, objections, hearings, arbitrations, investigations or other proceedings (“Actions”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or obligations or liabilities of the Company or any of its Subsidiaries, whether or not accrued, contingent or otherwise, (including those relating to matters involving any Environmental Law (as defined in Section 5.1(m))), except (a) as reflected or reserved against in the Company’s consolidated balance sheets (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement, (b) for obligations or liabilities incurred in the ordinary course of business since December 31, 2006, or (c) for those that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is subject to any material Actions involving the privacy of consumers. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree, award, stipulation or settlement (“Judgment”) of any Governmental Entity which is, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement.

(h) Employee Benefits.

(i) All benefit and compensation plans, employment agreements, contracts, policies or arrangements covering current or former employees of the Company and its Subsidiaries (the “Employees”) and current or former directors of the Company, including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, stock option, stock purchase, stock appreciation rights, Company stock based, incentive and bonus plans (collectively, the “Company Benefit Plans”), other than Company Benefit Plans maintained outside of the United States primarily for the benefit of Employees working outside of the United States (such plans hereinafter being referred to as “Company Non-U.S. Benefit Plans”), are listed in Section 5.1(h)(i) of the Company Disclosure Letter, and each Company Benefit Plan which has received a favorable opinion letter from the IRS National Office, including any master or prototype plan, has been separately identified. True and complete copies of all Company Benefit Plans listed in Section 5.1(h)(i) of the Company Disclosure Letter, including any trust instruments, insurance contracts, the most recent actuarial report and, with respect to any employee stock ownership plan, loan agreements forming a part of any Company Benefit Plans, and all amendments thereto have been made available or provided to Parent.

(ii) All Company Benefit Plans, other than “multiemployer plans” within the meaning of Section 3(37) of ERISA (each, a “Multiemployer Plan”) and Company Non-U.S. Benefit Plans (collectively, “Company U.S. Benefit Plans”), are in substantial compliance with ERISA, the Code and other applicable Laws. Each Company U.S. Benefit Plan which is subject to ERISA (a “Company ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Company Pension Plan”) intended to be qualified under Section 401(a) of the Code, has received a favorable determination letter from the Internal Revenue Service (the “IRS”) covering all tax Law changes prior to the Economic Growth and Tax Relief Reconciliation Act of 2001 or has applied to the IRS for such favorable determination letter within the applicable remedial amendment period under Section 401(b) of the Code, and, to the knowledge of the Company, no circumstances exist that could reasonably be expected to result in the loss of the qualification of such Plan under Section 401(a) of the Code. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any Company ERISA Plan that, assuming the taxable period of such transaction expired as of the date of this Agreement, would subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount which would be material. Any voluntary employees’ beneficiary association within the meaning of Section 501(c)(9) of the Code which provides benefits under a U.S. Benefit Plan has (A) received an opinion letter from the IRS recognizing its exempt status under Section 501(c)(9) of the Code and (B) filed a timely notice with the IRS pursuant to Section 505(c) of the Code, and, to the knowledge of the Company, no circumstances exist that could reasonably be expected to result in the loss of such exempt status under Section 501(c)(9) of the Code.

(iii) Neither the Company, any or its Subsidiaries nor any entity which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an “Company ERISA Affiliate”) (x) maintains or contributes to or has within the past six years maintained or contributed to a Company Pension Plan that is subject to Subtitles C or D of Title IV of ERISA or (y) maintains or has an obligation to contribute to or has within the past six years maintained or had an obligation to contribute to a Multiemployer Plan. All contributions required to be made under each Company Benefit Plan, as of the date of this Agreement, have been timely made or, if not required to be made or paid on or before the date hereof, to the extent required by generally accepted accounting principles, any unpaid obligations in respect of each Company Benefit

Plan have been properly accrued and reflected in the most recent consolidated balance sheet filed or incorporated by reference in the Company Reports prior to the date of this Agreement.

(iv) As of the date of this Agreement, there is no material pending or, to the knowledge of the Company threatened, claims (other than routine claims for benefits) or litigation relating to the Company Benefit Plans, and to the knowledge of the Company, there is no basis for any such claims or litigation. Neither the Company nor any of its Subsidiaries has any obligations for retiree health and life benefits under any Company ERISA Plan or collective bargaining agreement except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA. The Company or its Subsidiaries may amend or terminate any such plan at any time without incurring any liability thereunder other than in respect of claims incurred prior to such amendment or termination.

(v) Neither the execution of this Agreement, shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will (w) entitle any employees of the Company or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date of this Agreement, (x) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Company Benefit Plans, or (y) limit or restrict the right of the Company or, after the consummation of the transactions contemplated hereby, Parent to merge, amend or terminate any of the Company Benefit Plans. The data provided to Ernst & Young for purposes of the Section 280G calculations for Derek Smith and Douglas Curling is true and correct in all material respects.

(vi) Neither the execution of this Agreement, shareholder approval of this Agreement nor the consummation of the transactions contemplated hereby will result in payments under any of the Company Benefit Plans which would not be deductible under Section 162(m) or Section 280G of the Code. Section 5.1(h)(vi) of the Company Disclosure Letter separately lists any Company Benefit Plans that provide for a Section 4999 gross-up or cut back.

(vii) All Company Benefit Plans that are “nonqualified deferred compensation plans” (within the meaning of Section 409A of the Code) have been maintained and administered in good faith compliance with the requirements of Section 409A of the Code and any regulations or other guidance issued thereunder. No Company Benefit Plan provides for a Section 409A gross-up or indemnity.

(viii) All Company Non-U.S. Benefit Plans comply in all material respects with applicable Law. The Company and its Subsidiaries have no material unfunded liabilities with respect to any such Company Non-U.S. Benefit Plan. As of the date of this Agreement, there are no pending or, to the knowledge of the Company, threatened material claims (other than routine claims for benefits) or litigation relating to Company Non-U.S. Benefit Plans, and to the knowledge of the Company, there are no circumstances that exist that could reasonably be expected to be a basis for any such claims or litigation. All Company Non-U.S. Benefit Plans are listed in Section 5.1(h)(viii) of the Company Disclosure Letter.

(i) Compliance with Laws; Licenses. The businesses of each of the Company and its Subsidiaries have not been, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”), including all Laws applicable to the use, storage, commercialization, protection and distribution of the data contained in the information databases of the Company and its Subsidiaries (the “Company Databases”), except for violations that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. The Company and its Subsidiaries have been and are substantially in compliance with the terms of the Stipulated Final Judgment and Order for Civil Penalties, Permanent Injunction, and Other Equitable Relief consented to by the Company, the United States Federal Trade Commission (the “FTC”) and the United States of America on February 15, 2006. No investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews the outcome of which are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. To the knowledge of the Company, no material change is required in the Company’s or any its Subsidiaries’ processes, properties or procedures in connection with any such Laws, and the Company has not received any notice or communication of any material noncompliance with any such Laws that has not been cured as of the date of this Agreement. The Company and its Subsidiaries each has obtained and is in compliance with all permits, licenses, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity (“Licenses”) necessary to conduct its business as presently conducted, except where the failure to so obtain or to be in such compliance is not, individually or in the aggregate, reasonably likely to result in a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement. Each customer of the Company or any of its Subsidiaries that subscribes for or licenses data contained in the Company Databases (i) states on the face of such customer’s Contract with the Company or any of its Subsidiaries either such customer’s appropriate use for such data or that such customer’s use for such data will be lawful, and (ii) to the knowledge of the Company, limits its use to those stated purposes and takes appropriate measures to protect against the misuse of such data.

(j) Material Contracts and Government Contracts.

(i) As of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or bound by:

(A) other than with respect to any partnership that is wholly owned by the Company or any wholly owned Subsidiary of the Company, any partnership, joint venture or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture material to the Company or any of its Subsidiaries or in which the Company owns more than a 10% voting or economic interest;

(B) any non-competition Contract or any other Contract that (I) purports to limit in any material respect either the type of business in which the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries) may engage or the manner or locations in which any of them may so engage in any business or (II) could require the disposition of any material assets or line of business of the Company or its Subsidiaries (or, after the Effective Time, Parent or its Subsidiaries), (III) is a Contract that involves payment or receipt by the Company and its Subsidiaries of more than $1 million over the initial term of such Contract or over a 12 month period, whichever is longer, and grants “most favored nation” status that, following the Merger, would apply to Parent and its Subsidiaries, including the Company and its Subsidiaries, or (IV) prohibits or limits the right of the Company or any of its Subsidiaries to make, sell or distribute any products or services or use, transfer, license, distribute or enforce any of their respective Intellectual Property rights;

(C) any Contract to which the Company or any of its Subsidiaries is a party containing a standstill or similar agreement pursuant to which one party has agreed not to acquire assets or securities of the other party or any of its Affiliates;

(D) any Contract between the Company or any of its Subsidiaries and any director or officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares;

(E) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $250,000; and

(F) any Contract that is not terminable without liability within one year of the date hereof and involves payment or receipt by the Company and its Subsidiaries of more than $20 million over the entire term of such Contract.

Each Contract described in clauses (A) – (F) above and each Contract that is filed or would be required to be filed as an exhibit to the Company’s Annual Report on Form 10-K is referred to herein as a “Material Contract”.

(ii) A complete copy of each Material Contract has previously been made available to Parent and each such Material Contract is a valid and binding agreement of the Company or one of its Subsidiaries, as the case may be, and is in full force and effect. There is no material default under any such Contracts by the Company or its Subsidiaries and no event has occurred that with the lapse of time or the giving of notice or both would constitute a material default thereunder by the Company or its Subsidiaries. There are no Material Contracts pursuant to which consents or waivers are required prior to entering into this Agreement or consummation of the transactions contemplated by this Agreement.

(iii) (A) With respect to each Government Contract (as hereinafter defined), except as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement, (x) all representations and certifications executed, acknowledged or set forth in or pertaining to such Governmental Contract were complete and correct in all material respects as of their effective date, and the Company and each of its Subsidiaries have complied in all material respects with all such representations and certifications; (y) neither the United States government nor any prime contractor, subcontractor or other Person has notified the Company or any of its Subsidiaries that the Company or any such Subsidiary has breached or violated any material certification, representation, clause, provision or requirement, pertaining to such Government Contract; and (z) no termination for convenience, termination for default, cure notice or show cause notice is in effect as of the date hereof pertaining to any Government Contract.

(B) To the knowledge of the Company, neither the Company nor any of its Subsidiaries nor any of their respective personnel is or has been under administrative, civil, or criminal investigation, or indictment or audit by any Governmental Entity with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract. Neither the Company nor any of its Subsidiaries has conducted or initiated any internal investigation or made a voluntary disclosure to the United States government with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract. Neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any of their respective personnel has been suspended or debarred from doing business with the United States government or is, or at any time has been, the subject of a finding of non-responsibility or ineligibility for United States government contracting.

As used herein, “Government Contract” means any Contract to which the Company or any of its Subsidiaries is a party, or by which any of them are bound, the ultimate contracting party of which is a Governmental Entity (including any subcontract with a prime contractor or other subcontractor who is a party to any such Contract).

(k) Real Property.

(i) Except in any such case as is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect, with respect to the real property owned by the Company or its Subsidiaries (the “Owned Real Property”), (A) the Company or one of its Subsidiaries, as applicable, has valid title to the Owned Real Property, free and clear of any Encumbrance, and (B) there are no outstanding options or rights of first refusal to purchase the Owned Real Property, or any portion of the Owned Real Property or interest therein.

(ii) With respect to the real property leased or subleased to the Company or its Subsidiaries providing for annual rent of $1 million or more (the “Leased Real Property”), the lease or sublease for such property is valid, legally binding, enforceable and in full force and effect, and none of the Company or any of its Subsidiaries is in breach of or default under such lease or sublease, and no event has occurred which, with notice, lapse of time or both, would constitute a breach or default by any of the Company or its Subsidiaries or permit termination, modification or acceleration by any third party thereunder, except in each case, for such invalidity, failure to be binding, unenforceability, ineffectiveness, breaches, defaults, terminations, modifications or accelerations that is not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

(iii) Section 5.1(k)(iii) of the Company Disclosure Letter contains a true and complete list of all Owned Real Property and Leased Real Property.

(iv) For purposes of this Section 5.1(k) only, “Encumbrance” means any mortgage, lien, pledge, charge, security interest, easement, covenant, or other restriction or title matter or encumbrance of any kind in respect of such asset but specifically excludes (a) specified encumbrances described in Section 5.1(k)(iv) of the Company Disclosure Letter; (b) encumbrances for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith; (c) mechanics’, carriers’, workmen’s, repairmen’s or other like encumbrances arising or incurred in the ordinary course of business as to which there is no default on the part of the Company or any of its Subsidiaries; (d) other encumbrances that do not, individually or in the aggregate, materially impair the continued use, operation, value or marketability of the specific parcel of Owned Real Property to which they relate or the conduct of the business of the Company and its Subsidiaries as presently conducted; (e) easements, rights of way or other similar matters or restrictions or exclusions which would be shown by a current title report or other similar report; and (f) any condition or other matter, if any, that may be shown or disclosed by a current and accurate survey or physical inspection.

(l) Takeover Statutes. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation (each, a “Takeover Statute”) or any anti-takeover provision in the Company’s articles of incorporation or by-laws is applicable to the Company, the Shares, the Merger or any of the other transactions contemplated by this Agreement.

(m) Environmental Matters. Except for such matters that, alone or in the aggregate, are not reasonably likely to have a Material Adverse Effect or prevent, materially delay or materially impair the consummation of the transactions contemplated by this Agreement: (i) the Company and its Subsidiaries have complied at all times with all applicable Environmental Laws; (ii) no property currently or formerly owned or operated by the Company or any of its Subsidiaries has been contaminated with any Hazardous Substance in a manner that could reasonably be expected to require remediation or other action pursuant to any Environmental Law; (iii) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law; and (iv) neither the Company nor any of its Subsidiaries is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances.

As used herein, the term “Environmental Law” means any federal, state or local statute, Law, regulation, order, decree, permit or authorization relating to: (A) the protection of health and safety or the environment or (B) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance.

As used herein, the term “Hazardous Substance” means any substance that is: (A) listed, classified, regulated or defined pursuant to any Environmental Law or (B) any petroleum product or by product, asbestos-containing material, polychlorinated biphenyls or radioactive material.

(n) Taxes. The Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; and (ii) have paid all material Taxes (as defined below) that are shown as due on such filed Tax Returns or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith. The Company and each of its Subsidiaries have not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency. As of the date of this Agreement, there are not pending or, to the knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of material Taxes or material Tax matters. There are not, to the knowledge of the Company, any unresolved questions or claims concerning the Company’s or any of its Subsidiaries’ Tax liability that are, individually or in the aggregate, reasonably likely to have a Material Adverse Effect and are not disclosed or provided for in the Company Reports. The Company has made available to Parent true and correct copies of the United States federal income Tax Returns filed by the Company and its Subsidiaries for each of the fiscal years ended December 31, 2006, 2005 and 2004. The Company and each of its Subsidiaries will not be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign law) in taxable income for any Tax period beginning on or after the Closing Date, or (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax law), to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Closing. There are no Liens for Taxes on any of the assets of the Company or its Subsidiaries, except for Taxes not yet due and payable or the amount or validity of which is being contested in good faith. No closing agreements, private letter rulings, technical advance memoranda or similar agreement or rulings have been entered into or issued by any Tax authority with respect to the Company or any of its Subsidiaries, in each case that would be expected to have any continuing applicability after the Closing. Neither the Company nor any of its Subsidiaries has participated in any listed transaction as defined in Treasury Regulation Section 1.6011-4(b)(2).

As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, net worth, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, goods and services, occupancy, transfer and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes.

(o) Labor Matters.

(i) Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement or other Contract with a labor union or labor organization, nor is the Company or any of its Subsidiaries the subject of any proceeding that asserts that the Company or any of its Subsidiaries has committed an unfair labor practice (nor, to the knowledge of the

Company, is there a basis for any such claim) or that seeks to compel it to bargain with any labor union or labor organization, nor is there pending or, to the knowledge of the Company, threatened, nor has there been for the past three years, any labor strike, dispute, walk-out, work stoppage, labor picketing, lockout or material slowdown involving the Company or any of its Subsidiaries. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made involving employees of the Company or any of its Subsidiaries.

(ii) Neither the Company nor any of its Subsidiaries has received written notice with respect to any Employees of any charges before any Governmental Entity responsible for the prevention of unlawful employment practices and the Company and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting employment practices, occupational health and safety, labor relations, terms and conditions of employment and similar Laws with respect to any Employees.

(p) Intellectual Property.

(i) Section 5.1(p)(i) of the Company Disclosure Letter sets forth a true and complete list of (A) all registered Intellectual Property, material unregistered Trademarks and material computer software owned by the Company and its Subsidiaries, indicating for each registered item the registration or application number, the record owner and the applicable filing jurisdiction, and (B) all material Contracts concerning Intellectual Property to which the Company or any of its Subsidiaries is a party, or is bound (each an “IP Contract”), other than licenses for commercial “off-the-shelf” or “shrink-wrap” software that have not been modified or customized for the Company or its Subsidiaries.

(ii) The Company and its Subsidiaries own or have the right to use all Intellectual Property that is material to their business as currently conducted (the “Company IP”) free and clear of all Liens, and all such rights will survive unchanged after the consummation of the transactions contemplated in this Agreement. To the knowledge of the Company, all of the Company IP owned by the Company and its Subsidiaries is valid and enforceable.

(iii) To the knowledge of the Company, the Company and its Subsidiaries have not infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party. To the knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any Company IP owned or exclusively licensed by the Company or its Subsidiaries.

(iv) There are no Actions or Judgments pending or, to the knowledge of the Company, threatened, that seek to cancel, limit or challenge the ownership, validity, registerability, enforceability, or use of or right to use any Company IP owned or exclusively licensed by the Company or its Subsidiaries.

(v) The Company and its Subsidiaries take reasonable measures to maintain, preserve, police and protect the Intellectual Property material to the respective businesses of the Company and its Subsidiaries (including without limitation executing assignment of invention/work for hire and confidentiality agreements with appropriate current and former employees, consultants and agents).

(vi) A complete copy of each IP Contract has previously been made available to Parent. Each IP Contract is valid, binding and enforceable against the other party, and is in full force and effect. The transactions contemplated by this Agreement will not place the Company or any of its Subsidiaries in breach or default of any IP Contract, trigger any termination, cancellation, modification or acceleration or cause any additional fees to be due thereunder, or create any license under or Lien on Intellectual Property owned by the Parent or its Subsidiaries.

(vii) The Company’s and its Subsidiaries’ computers, software, firmware, middleware, servers, networks and all other information technology equipment operate and perform in all material respects as required by the Company and its Subsidiaries in connection with their respective businesses as currently conducted and have not materially malfunctioned or failed within the past three years. To the knowledge of the Company, all software owned by the Company and its Subsidiaries does not contain nor is distributed with any shareware, open source code or other software whose use or distribution is under a license that requires either of the Company or any of its Subsidiaries to do any of the following: (A) disclose or distribute the software owned by the Company or its Subsidiaries in source code form; (B) authorize a licensee of the software owned by either Company or any of its Subsidiaries to make derivative works of such software owned by the same; or (C) distribute the software owned by either Company or any of its Subsidiaries at no cost to the recipient. The Company and its Subsidiaries have implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices.

(viii) For purposes of this Agreement, the following terms have the following meanings:

“Intellectual Property” means all foreign and domestic intellectual property including without limitation all (A) trademarks, service marks, brand names, Internet domain names, logos, symbols, trade dress, fictitious names, trade names, and other indicia of origin (collectively, “Trademarks”) and all goodwill associated therewith and symbolized thereby; (B) patents and inventions and discoveries, whether patentable or not; (C) confidential and proprietary information, trade secrets and know-how, (including without limitation processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists) (collectively, “Trade Secrets”); (D) copyrights and works of authorship in any media (including without limitation computer software programs, source code, databases and other complications of information); (E) all disclosures, applications and registrations for any of the foregoing; (F) all extensions, modifications, renewals, divisions, continuations, continuations-in-part, reissues, restorations and reversions related to any of the foregoing; and (G) all other intellectual property or proprietary rights.

(q) Insurance. Section 5.1(q) of the Company Disclosure Letter lists all material fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”). The Insurance Policies provide adequate coverage for all normal risks incident to the business of the Company and its Subsidiaries and their respective properties and assets. Each Insurance Policy or renewal thereof is in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, are not reasonably likely to have a Material Adverse Effect.

(r) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders, fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Company has employed Goldman Sachs & Co. as its financial advisor. The Company has made available to Parent a complete and accurate copy of all Contracts pursuant to which Goldman Sachs & Co. is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

5.2. Representations and Warranties of Parent and Merger Sub. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent and Merger Sub each hereby represents and warrants to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(b) Corporate Authority. No vote of the holders of capital stock of Parent is necessary to approve this Agreement and the Merger and the other transactions contemplated hereby. Each of Parent and Merger Sub has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement and to consummate the Merger. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and is a valid and binding agreement of, Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings; No Violations; Etc.

(i) Other than the filings and/or notices pursuant to Section 1.3, under the Exchange Act and the HSR Act and the approvals of the Governmental Entities listed in Section 5.2(c)(i) of the Parent Disclosure Letter, no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby will not, constitute or result in (A) a breach or violation of, or a default under, the articles of incorporation or by-laws (or other similar governing documents) of Parent or Merger Sub or the similar governing documents of any of its Subsidiaries, or (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or, assuming compliance with the matters referred to in Section 5.2(c)(i), any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject; or (C) any change in the rights or obligations of any party under any of such Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(d) Available Funds. Parent and Merger Sub have available to them, or as of the Effective Time will have available to them, all funds necessary for the payment to the Paying Agent of the aggregate Per Share Merger Consideration and to satisfy all of their obligations under this Agreement.

(e) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

ARTICLE VI

Covenants

6.1. Interim Operations.

(a) Except as required by applicable Law or expressly contemplated by this Agreement, the Company covenants and agrees as to itself and its Subsidiaries that, after the date of this Agreement and prior to the Effective Time, the business of it and its Subsidiaries shall be conducted in the ordinary and usual course and, to the extent consistent therewith, it and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of its and its Subsidiaries’ present employees and agents. Without limiting the generality of, and in furtherance of, the foregoing, from the date of this Agreement until the Effective Time, except as (A) required by applicable Law, (B) otherwise expressly contemplated by this Agreement or as set forth in Section 6.1 of the Company Disclosure Letter, or (C) Parent may approve in writing (such approval not to be unreasonably withheld), the Company will not and will not permit its Subsidiaries to:

(i) adopt or propose any change in its articles of incorporation or by-laws or other similar governing documents;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company, or restructure, reorganize or completely or partially liquidate or otherwise enter into any agreements or arrangements imposing material changes or restrictions on its assets, operations or businesses;

(iii) acquire assets outside of the ordinary course of business from any other Person with a value or purchase price in the aggregate in excess of $25 million in any transaction or series of related transactions, other than acquisitions pursuant to Contracts in effect as of the date of this Agreement;

(iv) except for the issuance of Shares upon the exercise of Company Options or upon the vesting or settlement of Company Units, Deferred Shares or Company Awards, in all cases outstanding on the date of this Agreement, issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries (other than the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary), or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities;

(v) create or incur any Lien material to the Company or any of its Subsidiaries on any assets of the Company or any of its Subsidiaries having a value in excess of $5 million;

(vi) make any loans, advances, guarantees or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned Subsidiary of the Company) in excess of $25 million in the aggregate;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary) or enter into any Contract with respect to the voting of its capital stock;

(viii) reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(ix) incur, or enter into, amend, modify or terminate any Contract with respect to, any indebtedness for borrowed money or guarantee, or enter into, amend, modify or terminate any guarantee of, such indebtedness of another Person, or issue, sell, enter into, amend, modify or terminate any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, except for (i) indebtedness for borrowed money incurred in the ordinary course of business consistent with past practices not to exceed $25 million in the aggregate, (ii) indebtedness for borrowed money incurred in replacement of existing indebtedness for borrowed money on terms substantially consistent with or more beneficial than the indebtedness being replaced, (iii) guarantees incurred in compliance with this Section 6.1 by the Company of indebtedness of wholly owned Subsidiaries of the Company or (iv) interest rate swaps that the Company or any of its Subsidiaries enters into on customary commercial terms consistent with past practice and not to exceed $20 million in notional amount in the aggregate;

(x) except as set forth in the capital budgets set forth in Section 6.1(a)(x) of the Company Disclosure Letter and consistent therewith, make or authorize any capital expenditure in excess of $5 million in the aggregate during any 12 month period;

(xi) other than in the ordinary course of business consistent with past practice, enter into any Contract that would have been a Material Contract (under clause (A), (B), (C), (D), (E) or (F) of the definition of such term) or an IP Contract had it been entered into prior to this Agreement;

(xii) make any changes with respect to financial accounting policies or procedures, except as required by changes in GAAP or the rules or policies of the Public Company Accounting Oversight Board;

(xiii) settle any litigation or other proceedings before a Governmental Entity (A) for an amount in excess of $1.25 million or any obligation or liability of the Company in excess of such amount, (B) on a basis that would result in (I) the imposition of any writ, judgment, decree, settlement, award, injunction or similar order of any Governmental Entity that would restrict the future activity or conduct of the Company or any of its Subsidiaries or (II) a finding or admission of a violation of Law or violation of the rights of any Person by the Company or any of its Subsidiaries, or (C) that is brought by any current, former or purported holders of any capital stock or debt securities of the Company or any of its Subsidiaries relating to the transactions contemplated by this Agreement;

(xiv) other than in the ordinary course of business consistent with past practice, amend, modify or terminate any Material Contract (under clause (A), (B), (C), (D), (E) or (F) of the definition of such term) or IP Contract, or cancel, modify or waive any debts or claims held by it or waive any rights having in each case a value in excess of $500,000 or in the aggregate a value in excess of $5 million;

(xv) make any material Tax election or material change in any Tax election, change or consent to change the Company’s or any of its Subsidiaries’ method of accounting for Tax purposes, file any material amended Tax Return or enter into any settlement or compromise of any material Tax liability of the Company or any of its Subsidiaries;

(xvi) transfer, sell, assign, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of (A) the i2 government software assets or business, (B) the marketing services business, (C) capital stock of any of its Subsidiaries or (D) any other material assets, product lines, operation rights or businesses of the Company or its Subsidiaries, except in the case of subclause (D), (x) in connection with services provided in the ordinary course of business and sales of obsolete assets, (y) except for sales, leases, licenses or other dispositions of assets with a fair market value not in excess of $10 million in the aggregate and (z) other than pursuant to Contracts in effect prior to the date of this Agreement;

(xvii) except as required pursuant to Company Benefit Plans set forth in Sections 5.1(h)(i) and 5.1(h)(viii) of the Company Disclosure Letter as in effect on the date of this Agreement, or as otherwise required by applicable Law, (i) grant or provide any severance or termination payments or benefits to any of its Subsidiaries, directors, officers or employees, (ii) increase the compensation, bonus or pension, welfare, severance or other benefits of, pay any bonus to, or make any new equity awards to any of its or its Subsidiaries’ directors, officers or employees, (iii) establish, adopt, amend or terminate any Company Benefit Plan or amend the terms of any outstanding equity-based awards, (iv) take any action to accelerate the vesting or payment, or fund or in any other way secure the payment, of compensation or benefits under any of the Company Benefit Plans, (v) change any actuarial or other assumptions used to calculate funding obligations with respect to any Company Benefit Plan or to change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by GAAP, or (vi) forgive any loans to any of its or of any of its Subsidiaries’ directors, officers or employees;

(xviii) take any action or omit to take any action that is reasonably likely to result in any of the conditions to the Merger set forth in ARTICLE VII not being satisfied; or

(xix) agree, authorize or commit to do any of the foregoing.

(b) Prior to making any written material broad-based communications to the directors, officers or employees of the Company or any of its Subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, the Company shall provide Parent with a copy of the intended communication, Parent shall have a reasonable period of time to review and comment on the communication, and Parent and the Company shall cooperate in providing any such mutually agreeable communication.

(c) Parent shall not knowingly take or permit any of its Subsidiaries to take any action that is reasonably likely to prevent the consummation of the Merger.

6.2. Acquisition Proposals.

(a) No Solicitation or Negotiation. The Company agrees that, except as expressly permitted by this Section 6.2, neither it nor any of its Subsidiaries nor any officer or director of it or any of its Subsidiaries shall, and that it shall use its best efforts to instruct and cause its and its Subsidiaries’ employees, financial advisors, attorneys, accountants and other advisors or representatives (such directors, officers, employees, financial advisors attorneys, accountants and other advisors or representatives, collectively, “Representatives”) not to, directly or indirectly:

(i) initiate, solicit or encourage any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal (as defined below); or

(ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal; or

(iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal.

Notwithstanding anything in the foregoing to the contrary, prior to the time that, but not after, the Company Requisite Vote is obtained, the Company may (A) provide information in response to a request therefor by a Person who has made an unsolicited bona fide written Acquisition Proposal providing for the acquisition of more than 50% of the total voting power of the Company’s outstanding equity securities if the Company receives from the Person so requesting such information an executed confidentiality agreement on terms not more favorable to such other Person than those contained in the Confidentiality Agreement (as defined in Section 9.7); and promptly discloses (and, if applicable, provides copies of) any such information to Parent to the extent not previously provided to Parent; (B) engage or participate in any discussions or negotiations with any Person who has made such an unsolicited bona fide written Acquisition Proposal of the type described above; or (C) after having complied with Section 6.2(c), approve, recommend, or otherwise declare advisable or propose to approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (A), (B) or (C) above, the board of directors of the Company determines in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law; (y) in each such case referred to in clause (A) or (B) above, the board of directors of the Company has determined in good faith based on the information then available and (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal (as defined below) or is reasonably likely to result in a Superior Proposal; and (z) in the case referred to in clause (C) above, the board of directors of the Company determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

(b) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, consolidation, business combination, recapitalization, reorganization, liquidation or similar transaction involving the Company or any of its Significant Subsidiaries and (ii) any proposal or offer to acquire by tender offer, share exchange or in any manner, directly or indirectly, 20% or more of the total voting power of any class of equity securities of the Company or those of any of its Subsidiaries, or 20% or more of the consolidated total assets (including, without limitation, equity securities of its Subsidiaries) of the Company, in each case other than the transactions contemplated by this Agreement.

“Superior Proposal” means a written Acquisition Proposal (with the percentages set forth in such definition changed from 20% to 50%) that the board of directors of the Company has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel), prior to the time that the Company Requisite Vote is obtained, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person making the proposal, and if consummated, would result in a transaction more favorable to the Company’s shareholders from a financial point of view than the transaction contemplated by this Agreement (after taking into account any revisions to the terms of the transaction that may be proposed by Parent) and the time likely to be required to consummate such Acquisition Proposal.

(c) No Change in Recommendation or Alternative Acquisition Agreement. The board of directors of the Company and each committee of the board of directors shall not:

(i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation with respect to the Merger; or

(ii) except as expressly permitted by, and after compliance with, Section 8.3(a) hereof, cause or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other Contract (other than a confidentiality agreement referred to in Section 6.2(a) entered into in compliance with Section 6.2(a)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Company Requisite Vote is obtained, the board of directors of the Company may withhold, withdraw, qualify or modify the Company

Recommendation or approve, recommend or otherwise declare advisable any Superior Proposal not solicited in breach of this Section 6.2 and made after the date of this Agreement, if the board of directors of the Company determines in good faith, after consultation with outside legal counsel, that failure to do so would be inconsistent with its fiduciary obligations under applicable Law (a “Change of Recommendation”); provided, however, that no Change of Recommendation may be made until after at least 48 hours following Parent’s receipt of notice from the Company advising that management of the Company currently intends to recommend to its board of directors that it take such action and the basis therefor, including all necessary information under Section 6.2(f). In determining whether to make a Change of Recommendation in response to a Superior Proposal, the board of directors of the Company shall take into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.2.

(d) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under United States federal or state Law with regard to an Acquisition Proposal; provided, however, that if such disclosure does not reaffirm the Company Recommendation or has the substantive effect of withdrawing or adversely modifying the Company Recommendation, such disclosure shall be deemed to be a Change in Recommendation and Parent shall have the right to terminate this Agreement as set forth in Section 8.5(b).

(e) Existing Discussions. The Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 6.2(e) of the obligations undertaken in this Section 6.2 and in the Confidentiality Agreement. The Company also agrees that it will promptly request each Person that has heretofore executed a confidentiality agreement in connection with its consideration of acquiring it or any of its Subsidiaries to return or destroy all confidential information heretofore furnished to such Person by or on behalf of it or any of its Subsidiaries.

(f) Notice. The Company agrees that it will promptly (and, in any event, within 24 hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by, any such information is requested from, or any such discussions or negotiation are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements) and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

6.3. Proxy Filing; Information Supplied. (a) The Company shall prepare and file with the SEC, as promptly as practicable after the date of this Agreement, a proxy statement in preliminary form relating to the Shareholders Meeting (as defined in Section 6.4) (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company agrees, as to it and its Subsidiaries, that (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations thereunder and (ii) none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to shareholders of the Company or at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of Parent and Merger Sub agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in the Proxy Statement shall, at the time the Proxy Statement is mailed to the shareholders of the Company at the time of the Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b) The Company shall promptly notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company or any of its Representatives and the SEC with respect to the Proxy Statement. The Company and Parent shall each use its reasonable best efforts promptly to provide responses to the SEC with respect to all comments received on the Proxy Statement by the SEC, and the Company shall cause the definitive Proxy Statement to be mailed as promptly as possible after the date the staff of the SEC advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

6.4. Shareholders Meeting. The Company shall take, in accordance with applicable Law and its articles of incorporation and by-laws, all action necessary to convene a meeting of holders of Shares (the “Shareholders Meeting”) as promptly as practicable after the execution of this Agreement to consider and vote upon the approval of this Agreement and shall not adjourn or postpone such meeting except to the extent required by Law. Subject to Section 6.2(c) hereof, the board of directors of the Company shall recommend such approval and shall take all lawful action to solicit such approval of this Agreement and the Company Requisite Vote. Notwithstanding the foregoing, if on a date for which the Shareholders Meeting is scheduled (the “Original Date”), which Original Date shall be on or prior to the 45th calendar day after the mailing of the definitive Proxy Statement, the Company has not received proxies representing a sufficient number of Shares to approve the Merger, whether or not a quorum is present, the Company shall have the right to postpone or adjourn, or make one or more successive postponements or adjournments of, the Shareholders Meeting as long as the date of the

Shareholders Meeting is not postponed or adjourned more than 15 calendar days in connection with any one postponement or adjournment or more than an aggregate of 30 calendar days from the Original Date in reliance on this subsection.

6.5. Cooperation; Information. (a) Subject to the terms and conditions set forth in this Agreement, the Company and Parent each shall cooperate with the other and use, and shall cause each of its Subsidiaries to use, reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all things, reasonably necessary, proper or advisable under this Agreement and applicable Laws to consummate and make effective, as soon as reasonably practicable, this Merger and the other transactions contemplated by this Agreement, including preparing and filing, as soon as reasonably practicable, all documentation to effect notices, reports and other filings necessary, proper or advisable to be filed with, and obtaining, as soon as reasonably practicable, all consents, registrations, approvals, permits and authorizations necessary, proper or advisable to be obtained from, any third party or any Governmental Entity.

(b) Subject to applicable Laws and the requirements of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of notices or other communications received by it or any of its Subsidiaries from any third party or any Governmental Entity with respect to the Merger or any of the transactions contemplated by this Agreement. The Company and Parent each shall have the right to review reasonably in advance and, to the extent reasonably practicable, the Company and Parent each shall consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, or any of its Subsidiaries, that is to appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the Merger or any of the other transactions contemplated by this Agreement (including the Proxy Statement). In exercising the foregoing rights, the Company and Parent each shall act reasonably and as promptly as practicable. The Company will cooperate with Parent and provide such assistance as Parent may reasonably request to promote the transactions contemplated by this Agreement and facilitate the Closing hereunder.

(c) The Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary, proper or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent or the Company, as the case may be, or any of its Subsidiaries, to any third party or any Governmental Entity in connection with the Merger or any of the other transactions contemplated by this Agreement.

(d) The Company agrees to cooperate with, and take such reasonable actions (which shall occur substantially simultaneously with, or be conditioned on the occurrence of, the Closing) as are deemed necessary or prudent by Parent to effect the transfer of certain cleared or classified Contracts to an appropriate affiliate of Parent in a lawful manner at the Effective Time.

6.6. Government Filings and Other Matters. Subject to the terms and conditions set forth in this Agreement:

(a) Each of the Company and Parent shall, as soon as reasonably practicable, and in respect of the Merger and the other transactions contemplated by this Agreement, make any filings with or notifications to (i) the FTC and the United States Department of Justice (the “DOJ”) pursuant to the HSR Act and (ii) any other Governmental Entity as may be required by any other Antitrust Law. For purposes of this Agreement, the term “Antitrust Law” shall mean Section 1 of the Sherman Antitrust Act, Sections 7 and 7A of the Clayton Antitrust Act, and corresponding Laws of any state or foreign jurisdiction.

(b) In the event that the FTC or the DOJ issues a Request for Additional Information and Documentary Material (a “Second Request”) under the HSR Act in relation to the Merger and other transactions contemplated by this Agreement, each of the Company and Parent shall take such measures as may be reasonably necessary to limit the scope of such Second Request, certify substantial compliance with such Second Request and otherwise respond to and seek to resolve any requests for information, documents, data or testimony made by the FTC or the DOJ under the HSR Act.

(c) Each of the Company and Parent shall use its reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable:

(i) to secure clearance under all applicable Antitrust Laws (including the expiration or termination of any applicable waiting period thereunder) of the Merger and the other transactions contemplated by this Agreement by the Termination Date; and

(ii) to prevent the entry of, and to have vacated, lifted, reversed or overturned, any decree, judgment, injunction or other order relating to any applicable Antitrust Law that would prevent, prohibit, restrict or delay the consummation of the Merger and the other transactions contemplated by this Agreement;

in each case of (i) and (ii) including by agreeing to accept any undertaking or condition, to enter into any consent decree or hold separate order, to make any divestiture, to accept any operational restriction or limitation, or to take any other action that Parent reasonably determines is necessary in order to satisfy any applicable Antitrust Law that would prevent the consummation of the Merger and the other transactions contemplated by this Agreement by the Termination Date (a “Remedial Action”).

(d) Subject to Parent’s obligation, if necessary, to take any Remedial Action prior to the Termination Date in satisfaction of its obligations under Section 6.6(c) with respect to the enforcement of any Antitrust Law, nothing in Section 6.5 or this Section 6.6 shall be interpreted to prohibit, restrict, limit or restrain Parent from engaging in litigation, including litigation to prevent the imposition by any Governmental Entity of any Material Burden (as defined below), and Parent shall have the sole and exclusive right to direct and control any such litigation, with counsel of its own choosing, and the Company shall reasonably cooperate with Parent with respect thereto.

For purposes of this Agreement, the term “Material Burden” shall mean any undertaking, condition, consent decree, hold separate order, divestiture, operational restriction or limitation or other action by any Governmental Entity that, if effected, would reasonably be expected to restrict, limit, restrain or impair (A) Parent’s ability to own, operate, retain or change all or a material portion of the assets, licenses, operations, rights, product lines, businesses or interest therein of the Company or any of its Subsidiaries or other Affiliates from and after the Effective Time or any of the assets, licenses, operations, rights, product lines, businesses or interest therein of Parent or any of its Subsidiaries or other Affiliates (including, without limitation, by requiring any sale, divestiture, transfer, license, lease, disposition of or encumbrance or hold separate arrangement with respect to any such assets, licenses, operations, rights, product lines, businesses or interest therein) or (B) Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation.

(e) Notwithstanding anything in Section 6.5 and this Section 6.6 to the contrary, in no event shall Parent or the Company be obligated to agree to any Material Burden that is not conditional on the consummation of the Merger and the other transactions contemplated by this Agreement.

(f) Notwithstanding anything in Section 6.5 and this Section 6.6 to the contrary, with respect to the matters covered in this Section 6.6, it is agreed that Parent, after consulting with the Company and considering the Company’s views in good faith, shall make all decisions, lead all discussions, negotiations and other proceedings, and coordinate all activities with respect to any requests that may be made by, or any actions, consents, undertakings, approvals, or waivers that may be sought by, any Governmental Entity, including determining the manner in which to contest or otherwise respond, by litigation or otherwise, to objections to, or proceedings challenging, the consummation of the Merger and the other transactions contemplated by this Agreement. The Company agrees to take such reasonable actions as are deemed prudent by Parent to secure needed approvals from any Governmental Entity and to assist Parent in litigating or otherwise contesting objections to, or proceedings challenging, the consummation of the Merger and the other transactions contemplated by this Agreement. The Company shall not permit any of its Representatives to participate in any meeting with any Governmental Entity in respect of any filings, investigation, proceeding or other inquiry unless it consults with Parent in advance and, to the extent permitted by such Governmental

Entity, gives Parent the opportunity to attend and participate thereat. Parent shall keep the Company informed with respect to communications with any Governmental Entity, and will, to the extent reasonably practicable and not prohibited by such Governmental Entity, give the Company the opportunity to attend and, consistent with the provisions of this sub-paragraph, participate thereat. The Company agrees that, at the sole discretion and direction of Parent (and at Parent’s expense), it shall agree to any and all divestitures or other remedies relating to itself or any of its Subsidiaries that are necessary to ensure the termination or expiration of the waiting period under the HSR Act or the obtaining of any other approvals or consents required from any Governmental Entity under any applicable Antitrust Law to consummate the Merger and the other transactions contemplated by this Agreement; provided, that nothing in this Section 6.6(f) shall obligate the Company to agree to any divestiture or any other remedy not conditioned on the consummation of the Merger and the other transactions contemplated by this Agreement where such divestiture or other remedy would involve any cost to the Company that is not reimbursed by Parent.

6.7. Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, Contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested; provided, that no investigation pursuant to this Section 6.7 shall affect or be deemed to modify any representation or warranty made by the Company herein; and provided, further, that the foregoing shall not require the Company (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if the Company shall have used reasonable best efforts to furnish such information in a manner that does not result in any such disclosure, or (ii) to disclose any privileged information of the Company or any of its Subsidiaries if the Company shall have used commercially reasonable efforts to furnish such information in a manner that does not result in the loss of such privilege. All requests for information made pursuant to this Section 6.7 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

6.8. Stock Exchange De-listing; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the de-listing by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.9. Publicity. The initial press release regarding the Merger issued by the Company and Parent shall be subject to the prior approval of the other party, such approval not to be unreasonably withheld or delayed, and thereafter the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Government Entity.

6.10. Employee Benefits. (a) During the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, Parent shall provide, or shall cause to be provided, to the employees of the Company and its Subsidiaries (the “Company Employees”) base salary or wages, annual cash incentive compensation opportunities and pension and welfare benefits that in the aggregate are no less than the base salary or wages, annual cash incentive compensation opportunities and pension and welfare benefits currently provided by the Company and its Subsidiaries to such employees.

(b) Parent shall cause any employee benefit plans which the Company Employees are entitled to participate in to take into account for purposes of eligibility and vesting with respect to any such employee benefit plans and for purposes of benefit accrual for purposes of vacation, paid-time off and severance pay plans and any similar welfare benefit plans which take length of service into account for purposes of determining levels of benefits, except for purposes of qualifying for subsidized early retirement medical or life insurance benefits or to the extent it would result in a duplication of benefits, the service of the Company Employees with the Company and its Subsidiaries (and any predecessor entity to the extent the Company recognized such service for purposes of the Company Benefit Plans) as if such service were with Parent or its Subsidiaries, to the same extent such service was credited under a comparable plan of the Company (and to the extent there is not a comparable Company Benefit Plan, based on the adjusted service date reflected in the Company’s records or if not reflected therein, in accordance with the Adjusted Service Date Policy of the Company, dated as of August 16, 2006 and in effect as of the date hereof). In addition, Parent shall cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under comparable Company Benefit Plans) and eligibility waiting periods under group health plans of the Surviving Corporation or any of its Affiliates to be waived with respect to Company Employees who remain as employees of the Surviving Corporation or any of its Affiliates (and their eligible dependents) and cause to be credited any deductibles or out-of-pocket expenses incurred by Company Employees and their beneficiaries and dependents during the portion of the calendar year prior to their participation in the health plans of the Surviving Corporation or any of its Affiliates with the objective that there be no double counting during the year in which the Closing Date occurs of such deductibles or out-of-pocket expenses.

(c) The Company and Parent acknowledge that there will be a “change in control” of the Company at the Effective Time under the Stock Plans and the Company Benefit Plans listed in Section 6.10(c)(i) of the Company Disclosure Letter. The board of directors and/or the compensation committee of the Company, as applicable, will adopt resolutions to approve amendments that provide that a “change in control” does not occur in connection with the transactions contemplated by this Agreement prior to the Effective Time under any of the Stock Plans and Company Benefit Plans listed in Section 6.10(c)(ii) of the Company Disclosure Letter.

(d) Prior to the Effective Time, if requested by Parent in writing reasonably in advance of the Effective Time, the Company shall amend the employee benefit plans and arrangements of it and its Subsidiaries to the extent necessary to provide that no employees of Parent and its Subsidiaries (other then the Surviving Corporation and its Subsidiaries) shall commence participation therein following the Effective Time. Prior to the Effective Time, if requested by Parent in writing reasonably in advance of the Effective Time, the Company shall cause any or all Company 401(k) Plans (other than the Signature Information Solutions LLC 401(k) Profit Sharing Plan) to be terminated effective immediately prior to the Effective Time; provided, that Company Employees participating in any such Company 401(k) Plans shall be immediately eligible to participate in an alternative 401(k) plan as of the Effective Time. Such plan shall have all terms necessary to permit rollovers (including of loans) from such Company 401(k) Plan, unless it is determined in the judgment of Parent that any such rollover is reasonably likely to affect adversely the tax qualified status of such alternative 401(k) plan.

(e) As of the Effective Time, Parent shall, or shall cause the Surviving Corporation to, take all action necessary to effectuate the agreements set forth in Section 6.10(e) of the Company Disclosure Letter.

(f) Parent shall cause the Surviving Corporation to honor and assume the Company Benefit Plans set forth on Section 6.10(f) of the Company Disclosure Letter.

(g) Notwithstanding the foregoing, nothing contained herein shall (i) be treated as an amendment of any particular Company Benefit Plan, (ii) give any third party any right to enforce the provisions of this Section 6.10 or (iii) obligate Parent, the Surviving Corporation or any of their respective Affiliates to (x) maintain any particular benefit plan or (y) retain the employment of any particular employee.

6.11. Expenses. Except as otherwise provided in Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

6.12. Indemnification; Directors’ and Officers’ Insurance. (a) From and after the Effective Time, each of Parent and the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted under the GBCC (and Parent shall cause the Surviving Corporation also to advance expenses as incurred to the fullest extent permitted under the GBCC; provided, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director and officer of the Company and its Subsidiaries when acting in such capacity (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement, whether asserted or claimed prior to, at or after the Effective Time.

(b) Any Indemnified Party wishing to claim indemnification under Section 6.12(a), upon learning of any such claim, action, suit, proceeding or investigation, shall promptly notify Parent thereof, but the failure to so notify shall not relieve Parent or the Surviving Corporation of any liability it may have to such Indemnified Party except to the extent such failure materially prejudices the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent or the Surviving Corporation elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent or the Surviving Corporation and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent or the Surviving Corporation shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, however, that Parent and the Surviving Corporation shall be obligated pursuant to this Section 6.12(b) to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified Parties would present such counsel with a conflict of interest; provided, that the fewest number of counsels necessary to avoid conflicts of interest shall be used; (ii) the Indemnified Parties shall cooperate in the defense of any such matter, and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without their prior written consent; and provided, further, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(c) Prior to the Effective Time, the Company shall and if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to obtain and fully pay the premium for “tail” insurance policies for the extension of the Company’s existing directors’ and officers’ insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies an annual premium amount in excess of 250% of the annual premiums currently paid by the Company for such insurance; provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.12.

(e) The provisions of this Section 6.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(f) The rights of the Indemnified Parties under this Section 6.12 shall be in addition to any rights such Indemnified Parties may have under the articles of incorporation or by-laws (or other similar governing documents) of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws.

6.13. Takeover Statutes. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the

Company and its board of directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate the effects of such statute or regulation on such transactions.

ARTICLE VII

Conditions

7.1. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approval. This Agreement shall have been duly approved by holders of Shares constituting the Company Requisite Vote.

(b) Antitrust Clearance; Governmental Approvals. The waiting periods applicable to the consummation of the Merger and the other transactions contemplated by this Agreement under the HSR Act and all other applicable Antitrust Laws shall have expired or been earlier terminated. All other authorizations, consents, orders or approvals of, or declarations, notices or filings with, or expiration of waiting periods imposed by, any Governmental Entity (i) set forth on Section 7.1(b) of the Company Disclosure Letter, if necessary, or (ii) the failure of which to make or obtain and be in effect, individually or in the aggregate, provides a reasonable basis to conclude that the parties hereto or any of their Affiliates would be subject to risk of criminal sanctions or any of their Representatives would be subject to the risk of criminal or civil sanctions, in each case, shall have been made or obtained and be in effect.

(c) No Injunctions. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (each, an “Order”); provided, in the case of an assertion of a failure of this condition by Parent immediately prior to the Termination Date, that Parent shall have complied with its obligations under Section 6.6(c) to take Remedial Action.

7.2. Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement (without giving effect to any materiality or Material Adverse Effect qualifications set forth therein) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) except where any failures of any such representations and warranties to be so true and correct, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect; (b) the representations and warranties of the Company set forth in Section 5.1(b)(i) (Capital Structure), Section 5.1(c) (Corporate Authority) and Section 5.1(l) (Takeover Statutes) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (c) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Operating Officer of the Company to the effect that such executive officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Operating Officer of the Company to such effect.

(c) No Material Adverse Effect. Since the date of this Agreement and other than as set forth in the Company Disclosure Letter (provided the relevance of any disclosure in the Company Disclosure Letter is readily apparent), there shall not have occurred, or been discovered, any change, event, circumstances or development that has had, or is reasonably likely to have, a Material Adverse Effect.

7.3. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), and (ii) the Company shall have received at the Closing a certificate signed on behalf of Parent by an executive officer of Parent to the effect that such executive officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent and Merger Sub by an executive officer of Parent to such effect.

ARTICLE VIII

Termination

8.1. Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2. Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if (a) the Merger shall not have been consummated by December 31, 2008, whether such date is before or after the date of approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a); provided, however, that if Parent or the Company determines that additional time is necessary in order to obtain, consistent with Parent’s obligations under Section 6.6(c), any necessary approval from, or to forestall or challenge any action to restrain, enjoin or prohibit the Merger or to impose a Material Burden by, any Government Entity, the Termination Date may be extended by Parent or the Company in writing to a date not beyond February 28, 2009 (the “Termination Date”), (b) the approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a) shall not have been obtained at the Shareholders Meeting or at any adjournment or postponement of the Shareholders Meeting, (c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a)); provided that the right to terminate this Agreement pursuant to this Section 8.2 (x) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the occurrence of the failure of a condition to the consummation of the Merger and (y) shall, in the case of clauses (a) and (c), be subject to Parent’s compliance with its obligations under Section 6.6(c).

8.3. Termination by the Company. This Agreement may be terminated by the Company and the Merger may be abandoned:

(a) at any time prior to, but not after, the time the Company Requisite Vote is obtained, if (i) the board of directors of the Company authorizes the Company to enter into an agreement with respect to a Superior Proposal and the Company notifies Parent in writing that it intends to enter into such an agreement, attaching the most current version of such agreement to such notice, (ii) Parent does not make, within five business days of receipt of the Company’s written notification of its intention to enter into a binding agreement for a Superior Proposal, an offer that the board of directors of the Company determines, in good faith after consultation with its financial advisors, is at least as favorable, from a financial point of view, to the shareholders of the Company as the Superior Proposal and (iii) the Company concurrent with such termination pays to Parent in immediately available funds any fees required to be paid pursuant to Section 8.5. The Company agrees (x) that it will not enter into the agreement referred to in clause (i) above unless such agreement will not become effective earlier than the termination of this Agreement in accordance with this Section 8.3(a), (y) to notify Parent promptly if its intention to enter into the written agreement referred to in its notification changes and (z) during such five business day period, to negotiate in good faith with Parent with respect to any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent in response to a Superior Proposal, if any; or

(b) if (i) there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) 30 calendar days after written notice thereof is given by the Company to Parent and (y) the Termination Date.

8.4. Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if (a) the board of directors of the Company shall have made a Change of Recommendation, (b) the Company shall have failed to take a vote of shareholders on the Merger in the time contemplated by the Agreement, and, in any event, prior to the Termination Date (unless such failure is due to a permanent injunction of a Governmental Entity that is final and non-appealable), (c) a tender offer or exchange offer for outstanding shares of Company Shares shall have been publicly disclosed (other than by Parent or an Affiliate of Parent), and at any time after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act, the board of directors of the Company makes a statement with respect to such offer pursuant to Rule 14d-9 of the Exchange Act (other than Rule 14d-9(f) of the Exchange Act) (it being understood that a “stop, look and listen” statement made pursuant to Rule 14d-9(f) of the Exchange Act shall not be deemed a Change of Recommendation) and fails to recommend that shareholders of the Company not tender any of their shares into such offer or (d) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured within the earlier of (x) 30 calendar days after written notice thereof is given by Parent to the Company and (y) the Termination Date.

8.5. Effect of Termination and Abandonment. (a) Except as provided in Section 8.5(b), in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided, however, and notwithstanding anything in the foregoing to the contrary, that (i) no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any willful material breach of this Agreement and (ii) the provisions set forth in this Section 8.5 and the second sentence of Section 9.1 shall survive the termination of this Agreement.

(b) In the event that:

(i) an Acquisition Proposal shall have been made to the Company or publicly made to any of its shareholders or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company (and such publicly made Acquisition Proposal or publicly announced intention shall not have been publicly and irrevocably withdrawn at least 10 business days prior to, with respect to any termination pursuant to Section 8.2(a), the Termination Date, and, with respect to termination pursuant to Section 8.2(b), at least 10 business days prior to the date of the Shareholders Meeting) and thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.2(a) or Section 8.2(b);

(ii) this Agreement is terminated (A) by Parent pursuant to Section 8.4 (other than Section 8.4(d)) or (B) by the Company pursuant to Section 8.2(b) and, on or prior to the date of the Shareholders Meeting, any event giving rise to Parent’s right to terminate under Section 8.4 (other than Section 8.4(d)) shall have occurred; or

(iii) this Agreement is terminated by the Company pursuant to Section 8.3(a),

then in any case of (i), (ii) or (iii) above, the Company shall promptly, but in no event later than two business days after the date of such termination, pay Parent a termination fee of $100 million (the “Termination Fee”) (provided, however, that the Termination Fee to be paid pursuant to clause (iii) shall be paid as set forth in Section 8.3) and shall promptly, but in no event later than two business days after being notified of such by Parent, pay all of the documented out-of-pocket expenses incurred by Parent or Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement up to a maximum amount of $15 million, in each case payable by wire transfer of same day funds; provided, however, that no Termination Fee shall be payable to Parent pursuant to clause (i) of this paragraph (b) unless and until within 12 months of such termination, or at any time prior thereto, (1) the Company or any of its Subsidiaries shall have entered into an Alternate Acquisition Agreement with respect to, or shall have consummated or shall have approved or recommended to the Company’s shareholders or otherwise not opposed, or (2) there shall otherwise have been consummated, in any single transaction or series of related transactions, an Acquisition

Proposal (substituting “50%” for “20%” in the definition of “Acquisition Proposal”); provided, that for purposes of this Agreement, an Acquisition Proposal shall not be deemed to have been “publicly and irrevocably withdrawn” by any Person if, within 12 months of such termination, the Company or any of its Subsidiaries shall have entered into an Alternative Acquisition Agreement (other than a confidentiality agreement) with respect to, or shall have consummated or shall have approved or recommended to the Company’s shareholders or otherwise not opposed, an Acquisition Proposal made by or on behalf of such Person or any of its Affiliates. The Company acknowledges that the agreements contained in this Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amount due pursuant to this Section 8.5(b), and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the fee set forth in this Section 8.5(b) or any portion of such fee, the Company shall pay to Parent or Merger Sub its reasonable costs and expenses (including reasonable attorneys’ fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. in effect on the date such payment was required to be made through the date of payment.

ARTICLE IX

Miscellaneous and General

9.1. Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV and Section 6.11 (Expenses) and Section 6.12 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.11 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.

9.2. Modification or Amendment. Subject to the provisions of the applicable Laws, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

9.3. Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

9.4. Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5. GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE. (a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF, EXCEPT THAT THE MERGER AND THE INTERNAL CORPORATE MATTERS OF EACH OF THE COMPANY AND MERGER SUB SHALL BE GOVERNED BY AND IN ACCORDANCE WITH THE GBCC, TO THE EXTENT APPLICABLE. The parties hereby irrevocably submit to the personal jurisdiction of the courts of the State of New York and the Federal courts of the United States of America located in the county of New York in the State of New York solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in such a New York State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

(c) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the courts of the State of Georgia, this being in addition to any other remedy to which such party is entitled at law or in equity.

9.6. Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile or overnight courier:

If to Parent or Merger Sub:

Reed Elsevier Inc. 125 Park Avenue, 23rd Floor New York, New York 10017 Attention: Henry Horbaczewski fax: (212) 309-5481

with a copy to:

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004
Attention:	James C. Morphy
Audra D. Cohen
fax: (212) 558-3588

If to the Company:

ChoicePoint Inc. 1000 Alderman Drive Alpharetta, Georgia Attention: Carol A. DiBattiste fax: (770) 752-5939

with a copy to:
Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019
Attention:	Edward D. Herlihy
David E. Shapiro
fax: (212) 403-2000

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission if sent by facsimile (provided, that if given by facsimile such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7. Entire Agreement. This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated January 30, 2008, between Parent and the Company (the “Confidentiality Agreement”) constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

9.8. No Third Party Beneficiaries. Except as provided in Section 6.12 (Indemnification; Directors’ and Officers’ Insurance) only, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.12 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9. Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10. Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.11. Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application of such provision to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application of such provision, in any other jurisdiction.

9.12. Interpretation; Construction. (a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Each party to this Agreement has or may have set forth information in its respective Disclosure Letter in a section of such Disclosure Letter that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.13. Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that Parent may designate, by written notice to the Company, another wholly owned direct or indirect subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other subsidiary as of the date of such designation; provided, that any such designation shall not materially impede or delay the consummation of the transactions contemplated by this Agreement or otherwise materially impede the rights of the shareholders of the Company under this Agreement. Any purported assignment in violation of this Agreement is void.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

CHOICEPOINT INC.

By:	/s/ Derek V. Smith
Name:	Derek V. Smith
Title:	Chairman and CEO

REED ELSEVIER GROUP PLC

By:	/s/ Mark Armour
Name:	Mark Armour
Title:	Chief Financial Officer

DEUCE ACQUISITION INC.

By:	/s/ Kenneth P. Thompson, II
Name:	Kenneth P. Thompson, II
Title:	Vice President and Secretary

ANNEX A

DEFINED TERMS

Terms	Section
Acquisition Proposal	6.2(b)
Actions	5.1(g)
Affiliate	5.1(e)(ii)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(c)(ii)
Antitrust Laws	6.6(a)
Applicable Date	5.1(e)(i)
Bankruptcy and Equity Exception	5.1(c)(i)
business day	1.2
By-Laws	2.2
Certificate	4.1(a)
Certificate of Merger	1.3
Change of Recommendation	6.2(c)
Charter	2.1
Closing	1.2
Closing Date	1.2
Code	4.2(g)
Company	Preamble
Company Awards	4.3(e)
Company Benefit Plans	5.1(h)(i)
Company Databases	5.1(i)
Company Disclosure Letter	5.1
Company ERISA Affiliate	5.1(h)(iii)
Company ERISA Plan	5.1(h)(ii)
Company IP	5.1(p)(ii)
Company Non-U.S. Benefit Plans	5.1(h)(i)
Company Option	4.3(a)
Company Pension Plan	5.1(h)(ii)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)
Company Requisite Vote	5.1(c)(i)
Company Restricted Share	4.3(b)
Company Unit	4.3(c)
Company U.S. Benefit Plan	5.1(h)(ii)
Confidentiality Agreement	9.7
Constituent Corporations	Preamble
Contract	5.1(d)(ii)
Costs	6.12(a)

D&O Insurance	6.12(c)
Deferred Share	4.3(d)
Dissenting Shareholders	4.1(a)
DOJ	6.6(a)
Effective Time	1.3
Employees	5.1(h)(i)
Encumbrance	5.1(k)(iv)
Environmental Law	5.1(m)
ERISA	5.1(h)(i)
Exchange Act	5.1(a)
Exchange Fund	4.2(a)
Excluded Share	4.1(a)
FTC	5.1(i)
GAAP	5.1(a)(D)
GBCC	1.1
Government Contract	5.1(j)
Governmental Entity	5.1(d)(i)
Hazardous Substance	5.1(m)
HSR Act	5.1(b)(ii)
Indemnified Parties	6.12(a)
Insurance Policies	5.1(q)
Intellectual Property	5.1(p)
IP Contract	5.1(p)(i)
IRS	5.1(h)(ii)
Judgment	5.1(g)
Laws	5.1(i)
Leased Real Property	5.1(k)(ii)
Licenses	5.1(i)
Lien	5.1(b)(i)
Material Adverse Effect	5.1(a)
Material Burden	6.6(d)
Material Contract	5.1(j)(i)
Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	5.1(h)(ii)
NYSE	5.1(e)(ii)
Order	7.1(c)
Original Date	6.4
Owned Real Property	5.1(k)(i)
Parent	Preamble
Parent Disclosure Letter	5.2
Paying Agent	4.2(a)
Per Share Merger Consideration	4.1(a)
Person	4.2(d)
Proxy Statement	6.3

Remedial Action	6.6(c)
Representatives	6.2(a)
Sarbanes-Oxley Act	5.1(e)(i)
SEC	5.1
Second Request	6.6(b)
Securities Act	5.1(e)(i)
Share	4.1(a)
Shareholders Meeting	6.4
Significant Subsidiary	5.1(a)
Stock Plans	5.1(b)(i)
Subsidiary	5.1(a)
Superior Proposal	6.2(b)
Surviving Corporation	1.1
Takeover Statute	5.1(l)
Tax	5.1(n)
Tax Return	5.1(n)
Termination Date	8.2
Termination Fee	8.5(b)(iii)
Trade Secrets	5.1(p)
Trademarks	5.1(p)